Exhibit (a)(5)(F)

FILED: NEW YORK COUNTY CLERK 11/16/2011	INDEX NO. 653101/2011
NYSCEF DOC. NO. 2	RECEIVED NYSCEF: 11/16/2011

SUPREME COURT OF THE STATE OF NEW YORK COUNTY OF NEW YORK
x
SAM ELGHANIAN, Individually and on	:
Behalf of All Others Similarly Situated,	:	Index No. 653101/2011
:
Plaintiff,	:
	:	AMENDED CLASS ACTION COMPLAINT
vs.	:
:
INTERCLICK, INC., MICHAEL BRAUSER,	:
MICHAEL KATZ, FRANK COTRONEO,	:
BRETT CRAVATT, DAVE HILLS, BARRY	:
HONIG, MICHAEL MATHEWS and BILL	:
WISE,	:
:
Defendants.
:
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Plaintiff, by and through counsel, alleges upon information and belief, except for those allegations that pertain to Plaintiff, which are alleged upon personal knowledge, as follows:

NATURE OF THE ACTION

1. Plaintiff brings this shareholder class action individually and on behalf of all other public shareholders of interclick, Inc. (“interclick” or the “Company”), a Delaware corporation based in New York, arising out of a decision by the Company’s Board of Directors (the “Board” or the “Individual Defendants”) to facilitate a sale of the Company to Yahoo! Inc. (“Yahoo!”) by, among other things, supporting a tender offer pursuant to which Yahoo! has offered to acquire each share of interclick common stock for $9.00 in cash in a transaction having an aggregate equity value of nearly $270 million (the “Proposed Transaction”). Yahoo! launched the tender offer on November 15, 2011 and it will expire on December 13, 2011 unless extended.

2. In connection with the Proposed Transaction and in breach of their fiduciary duties, however, the Board locked up a sale of the Company to Yahoo! by agreeing to various deal protection provisions in the October 31, 2011 Agreement and Plan of Merger (the “Merger Agreement”) and entering into agreements, along with interclick’s executive officers, to personally support the Proposed Transaction to the detriment of any competing transaction and to tender their personally-held shares of interclick common stock (the “Support Agreements”). As detailed below, these provisions favor Yahoo! and could preclude the emergence of a competing offer to acquire the Company. Consequently, interclick’s public shareholders may not receive maximum value for their shares, because an alternate acquirer may not have the opportunity to engage in open negotiations with the Board in the interest of acquiring the Company at a higher price.

3. Moreover, should the tender offer successfully close, the Board and interclick’s senior executive officers will receive approximately $35,313,032 in aggregate payments from the tender of their personally-held shares of interclick common stock, the redemption of vested yet unexpired and unexercised stock options whose exercise price is below the offer price, and the accelerated vesting and conversion of restricted shares for those who, with two exceptions, Yahoo! will not employ. These same executives have also ensured, with the Board’s input and approval, that they will remain employed by the Company after the close of the Proposed Transaction.

4. Further, in eliciting support of the Proposed Transaction, the Board failed to disclose all material information to interclick’s shareholders as its fiduciary duties require. Specifically, in the solicitation/recommendation statement that interclick filed with the U.S. Securities and Exchange Commission on November 15, 2011 on Schedule 14D-9 (the “14D-9”), the Board failed to disclose material information concerning: (i) the process resulting in the Proposed Transaction, including the formation of the Special Projects Committee of the Board (the “Special Committee”); (ii) the value and prospects of the Company, including details concerning Yahoo!’s business relationship with the Company and interclick’s financial projections; and (iii) the financial analyses conducted by LUMA Partners LLC (“LUMA”) and GCA Savvian Advisors, LLC (“GCA”), interclick’s financial advisors in connection with the Proposed Transaction, as well as information concerning the terms of their engagement and the roles that they played, and the advice that they rendered, in connection with the Proposed Transaction.

5. In the absence of the disclosure of all such material information, the Company’s shareholders cannot make an informed decision about whether to tender their shares to Yahoo! in connection with the Proposed Transaction.

6. Accordingly, this action seeks equitable relief compelling the Board to properly exercise its fiduciary duties to the Company’s public shareholders and to enjoin the close of the Proposed Transaction to prevent irreparable harm to them.

PARTIES

7. Plaintiff is, and at all times relevant was, the owner of interclick common stock.

8. Defendant interclick is a Delaware corporation whose principal executive offices are located in New York, New York. interclick, a technology company, provides solutions for data-driven advertising in the U.S. It combines scalable media execution capabilities with analytical expertise to deliver results for digital marketers and serves as a principal in transacting online advertising (namely display, video and rich media formats) between agency clients and third party website publishers. According to its website, interclick was one of the fastest growing public companies in 2009, having expanded revenues 146% year-over-year despite the troubling economic environment. The Company’s common stock is listed on the NASDAQ under the symbol “ICLK.” interclick will become a wholly-owned subsidiary of Yahoo! if the Proposed Transaction closes.

9. Defendant Michael Brauser (“Brauser”) is Co-Chairman of the Board and has served as a director since June 2007. In addition, he was the founder, President, Chief Executive Officer (“CEO”) and a manager of Marlin Capital Partners, LLC (“Marlin Capital”), a private investment company, and, along with defendant Barry Honig (“Honig”), remains involved in Marlin Capital’s operations. Since October 14, 2011, Brauser has served as Co-Chairman of the board of directors of ChromaDex Corporation (“ChromaDex”) along with Honig. In addition, Brauser has engaged in a series of business transactions with Honig and GRQ Consultants, Inc. (“GRQ”), which Honig founded and for which Honig has served as President since 2004. In connection with the process resulting in the Proposed Transaction, Brauser served as Chairman of the Special Committee.

10. Defendant Honig is Co-Chairman of the Board and has served as a director since June 2007. He is a co-founder of and is involved in the operations of Marlin Capital and, since October 14, 2011, has served as Co-Chairman of the ChromaDex board along with Brauser. In addition, Honig founded and has served as President of GRQ since 2004.

11. Defendant Michael Katz (“Katz”) has served as a director since August 2007 and as CEO since February 1, 2011. Previously, Katz served as President since August 2007. From 2003 until interclick acquired Desktop Interactive, Inc. (“Desktop”) on August 31, 2007, Katz was the founder, CEO and President of Desktop. Katz is the brother of Andrew Katz (“A. Katz”), interclick’s Chief Technology Officer (“CTO”) since August 2007 and, from 2004 until interclick acquired Desktop, Desktop’s CTO. Both Katz and A. Katz will remain employed with the Company after the close of the Proposed Transaction.

12. Defendant Frank Cotroneo (“Cotroneo”) has served as a director since July 2010.

13. Defendant Brett Cravatt (“Cravatt”) has served as a director since June 2009.

14. Defendant Dave Hills (“Hills”) has served as a director since July 2010. In connection with the process resulting in the Proposed Transaction, Hills served as a member of the Special Committee.

15. Defendant Michael Mathews (“Mathews”) has served as a director since August 2007 and was interclick’s CEO from June 2007 until January 2011.

16. Defendant Bill Wise (“Wise”) has served as a director since January 2011. He was employed at Yahoo!, where he oversaw its advertising platforms business and the intelligent media planning and buying platform. He also served as President of Right Media Exchange prior to its $850 million acquisition by Yahoo! in July 2007 and the commencement of his tenure there, where he served alongside David Myers (“Myers”), a named executive officer of interclick who worked for Yahoo! Inc. and Right Media from 2006 until joining interclick in April 2009, and Jason Lynn (“Lynn”), a named executive officer of interclick who worked for Right Media from July 2007 until joining interclick in mid-2008. Wise currently serves as CEO of MediaBank and is a member of

LUMA’s advisory board. In connection with the process resulting in the Proposed Transaction, Wise served as a member of the Special Committee.

17. The Individual Defendants, as officers and/or directors of interclick, have a fiduciary responsibility to Plaintiff and the other public shareholders of interclick, and owe them the highest obligations of loyalty and care. The Individual Defendants and interclick are referred to collectively herein as “Defendants.”

SIGNIFICANT NON-PARTIES

18. Yahoo!, together with its subsidiaries, operates as a digital media company that delivers personalized digital content and experiences through various devices worldwide. It offers online properties and services to users and a range of marketing services to businesses. Yahoo!’s common stock is listed on the NASDAQ under the symbol “YHOO.”

19. Innsbruck Acquisition Corp. (“Innsbruck”) is a Delaware corporation and wholly owned subsidiary of Yahoo! Yahoo! formed Innsbruck to effectuate the Proposed Transaction.

20. Yahoo! and Innsbruck are parties to the Merger Agreement and to the Support Agreements, pursuant to which the Board and other Company insiders have pledged to tender their personally-held shares of interclick common stock to Yahoo! and to otherwise support the Proposed Transaction. In addition, Yahoo! engaged in discussions and negotiations with respect to interclick’s proposed appointment of Keith Kaplan (“Kaplan”) as interclick’s President and Chief Revenue Officer, as well as his related employment agreement and benefits arrangements.

SUBSTANTIVE ALLEGATIONS

A.	The Announcement of the Proposed Transaction

21. On November 1, 2011, interclick and Yahoo! issued a press release announcing that they had entered into the Merger Agreement in connection with the Proposed Transaction, pursuant to which Yahoo! launched the tender offer, on November 15, 2011, to acquire the outstanding common stock of interclick for $9.00 in cash per share. To confirm their support for the Proposed Transaction, the Board and the Company’s executive officers have entered into the Support Agreements with Yahoo! and Innsbruck (described further below), pursuant to which they have agreed to tender their personally held shares of interclick common stock to Yahoo! in connection with the tender offer. The tender offer will expire on December 13, 2011, unless extended.

B.	The Proposed Transaction Does Not Adequately Value interclick

22. Based on interclick’s recent financial performance and the benefit to Yahoo! of acquiring the Company, the Proposed Transaction does not appear to adequately value interclick. Rather, the Proposed Transaction appears to favor the interests of Yahoo! and the Company’s insiders, to the detriment of the Company’s public shareholders.

23. For example, commenting on the Proposed Transaction, Yahoo! emphasized the benefits associated with acquiring the Company, noting that “interclick’s innovative platform will allow Yahoo! to expand its targeting and data capabilities to deliver campaigns with stronger performance metrics.” Separately, Yahoo! confirmed that it intends to retain various executives of the Company, commenting that it will “gain a team experienced in selling audiences across disparate sources of pooled supply,” and that the Proposed Transaction “will bring additional strength in audience selling expertise, tools for campaign management and optimization and a proprietary data management platform.” Thus, as detailed below, interclick insiders have secured for themselves positions of continued employment, while interclick’s public shareholders will be cashed out if the Proposed Transaction is successfully consummated.

24. It is no secret, however, that Yahoo! has struggled for years to stay relevant in an increasingly competitive market crowded with other digital media companies. In fact, as a result of its lackluster financial performance, its refusal to accept a lucrative buyout offer from Microsoft

Corporation (“Microsoft”), and its inability to compete in the online search business, Yahoo! was forced to outsource its search functions to Microsoft. Accordingly, the easiest and most cost-effective way for Yahoo! to improve its technological and business infrastructure is to acquire other companies as cheaply as possible. The Proposed Transaction is thus a logical deal for Yahoo! and its public shareholders.

25. By contrast, the Proposed Transaction undervalues interclick because it does not take into account the contribution that interclick is expected to make to Yahoo!’s foundering business. For example, according to a November 1, 2011 Bloomberg Business Week article, Kerry Rice, a Needham & Co. analyst, opined that “interclick’s behavioral targeting technology could help Yahoo! to grow its display advertising revenue faster.” Moreover, as reported in a November 1, 2011 Online Media Daily article, Yahoo!’s interim CEO, Tim Morse, “conceded in the company’s third-quarter conference call that it needed to improve yield on its nonguaranteed ad inventory. The addition of interclick’s optimization technology and ad sales force could help Yahoo [sic] address that issue.”

26. Indeed, Wise, a member of the Board and the Special Committee who currently serves as CEO of MediaBank, confirmed this sentiment with the following comments:

“When I joined the board of directors of interclick at the end of last year, I got a lot of calls and emails from people who couldn’t believe I was joining the board of an ad network. That was the time of the DSP, the data exchange, the yield players, and the video & mobile start-ups. The reason I joined was two-fold. First, I fundamentally believed the market was too small for disjointed point solutions, and interclick did it all. They went premium, have the single best data activation platform in market and was applying all their display assets towards video . . . . At scale. Second, and most important, they have an awesome team. You won’t find their team on industry panels at conferences or on any lists of top ad tech people. They are a heads down, get it done, non flashy team that provides superior solutions and results for clients. Having spent 3 years after the right media acquisition at Yahoo . . . . I can tell you a team that executes who are not political and who does NOT get caught up in the headlines is EXACTLY what Yahoo needs. It was a great acquisition for them. I hope they have the guts to turn off the other ad networks from their class II inventory and capture that revenue for themselves.”

27. Thus, Yahoo! intends to leverage interclick’s well-established business for itself by cutting off the Company’s shareholders with a one-time cash payment, and interclick’s business is arguably worth more to Yahoo! than the consideration offered in the Proposed Transaction suggests. The Board could have, and should have, utilized the Company’s leverage in reaching an agreement to support the Proposed Transaction but does not appear to have done so, demonstrating a lack of diligence in securing the highest price for interclick’s shares in the Proposed Transaction. Moreover, the Company’s recent financial results confirm that its shares are worth more than Yahoo!’s offer.

28. On May 10, 2011 the Company released impressive first quarter financial results, reporting, among other things, that:

•	Results exceeded the Company’s most recent guidance;

•	Revenue was $23.8 million, an increase of 67% year-over-year;

•	Growth was driven by an increase in the number of clients seeking interclick’s solutions and higher average revenue per advertising campaign;

•	Gross profit margin was 46.7%, versus 44.9% in Q1 2010, due to effective supply chain management and favorable market conditions;

•	EBITDA was $1.8 million, up 158% year-over-year; and

•	EBITDA margin was 7.5%, versus 4.8% in Q1 2010.

29. Commenting on these results, Katz, the Company’s CEO and a member of the Board, noted that “we’re very encouraged by what we were able to accomplish in Q1 . . . from a sales, operating, and tech perspective, we are confident in our ability to deliver on the promise of an exceptional 2011.”

30. Then, on July 27, 2011, the Company introduced Genome, the first self-service audience recommendation and planning platform. Explaining that Genome leverages “the largest set of third party data in the industry” and “provides advertisers with exclusive insights into audience behaviors by recommending which data points drive value and quantify the impact on marketing outcomes,” the Company expects Genome to set a new standard in audience planning. Indeed, according to interclick CEO Katz, “through Genome, marketers, agencies and trading desks can finally get a comprehensive understanding of which data to implement to drive better results . . . [T]his platform is a game-changer in audience planning, eliminating dependencies on inefficient index based tools and taking the guess work out of online segmentation strategy.”

31. The successful launch of Genome further supports the notion that interclick’s worth is greater than the value of the consideration offered in the Proposed Transaction, particularly when considering the Company’s other growth prospects and objectives.

32. Indeed, two weeks after the introduction of Genome, the Company released its second quarter financial results, again reporting significant revenue increases year-over-year. In its August 10, 2011 press release announcing these results, the Company emphasized, among other things, that:

•	Revenue was $29.0 million, an increase of 34% year-over-year, meeting the Company’s most recent guidance;

•

Growth was driven by strong demand for interclick’s proprietary OSM platform and data valuation capabilities, resulting in an increase in the number of advertisers and higher average revenue per campaign; and

•	EBITDA was $2.6 million, up 7% year-over-year, exceeding guidance.

33. Commenting on these results, interclick CEO Katz noted that “interclick continues to set the pace with innovation around data valuation enabling us to continue to expand market share in an increasingly competitive landscape.” He went on to acknowledge that “the recent launch of Genome extends that innovation and positions us quite nicely for a successful second half of 2011.”

34. Further, although the November 15, 2011 14D-9 does not adequately disclose the Company’s financial projections (as explained below), it indicates that interclick expects its revenue, net income and EBITDA to significantly increase between 2011 and 2013, as follows:

	Fiscal Year Ending December 31,
	2011	2012	2013
Revenue	$143.8	$203.3	$265.3
Net Income	$7.2	$14.3	$21.2
EBITDA (1)	$19.2	$33.3	$47.4

35. Accordingly, interclick’s business is clearly poised for growth and the Company’s management expects it to continue capitalizing on its business plan. Thus, the Proposed Transaction appears to be timed to confer the benefits of these positive financial and operational prospects on Yahoo!, to the detriment of interclick’s public shareholders.

C.	The Process Resulting in the Proposed Transaction Favored Yahoo!

36. According to the “Background of the Transaction” section of the 14D-9, in which the Board purports to detail the process resulting in the Proposed Transaction, the Board started the process without an interest in “selling” interclick but quickly changed its mind as discussions with Yahoo! unfolded and Yahoo! continued to insist on retaining members of management, engaging in exclusive discussions, and, ultimately, offering a $9.00 per share price. In addition, for reasons that are not explained in the 14D-9, the Board gave a back seat to the first financial advisor it engaged (LUMA) in favor of a second advisor (GCA) that will now receive the lion’s share of financial advisory fees generated from the Proposed Transaction. Indeed, while LUMA will receive aggregate fees of $1 million for serving as interclick’s financial advisor for two months, while GCA will receive aggregate fees of $2.86 million for serving thereafter – with most of their fees payable upon the successful close of the Proposed Transaction (75% for LUMA and nearly 91% for GCA). Thus, the financial advisors, whose compensation was presumably established at the inception of their respective engagements, were and are strongly incentivized to support a sale to Yahoo! and hence the Proposed Transaction. As detailed herein, however, it is unclear whether the advisors appropriately informed the Board about the Company’s prospects or value. These factors, along with those described further herein, yielded a process that favored Yahoo!.

D.	The Merger Agreement’s Terms Favor Yahoo!

37. The terms of the Merger Agreement favor Yahoo! and may dissuade or otherwise preclude the emergence of a superior transaction that could offer maximum value to interclick’s public shareholders. Indeed, notwithstanding the theoretically voluntary nature of shareholder participation in the Proposed Transaction (structured as a tender offer followed by a second-step merger), the deal protections built into the Merger Agreement are coercive and compel interclick’s public shareholders to support the Proposed Transaction even if they otherwise would not.

38. For example, the Merger Agreement contains, among other provisions:

(a) a “non-solicitation” provision, which obligates the Company to refrain from soliciting or engaging in discussions concerning an alternative proposal to acquire the Company;

(b) a “matching rights” provision, which obligates the Company to: (i) provide written notice to Yahoo! of its receipt of any inquiry or proposal regarding an alternative transaction; and (ii) over the course of four days after receiving any such unsolicited proposal that the Board concludes is “superior” to the Proposed Transaction, to allow Yahoo! to attempt to renegotiate the terms of the Proposed Transaction in an effort to meet or top such superior proposal; and

(c) a termination fee provision, which obligates the Company to pay a fee of $9 million (approximately 3.4% of the Proposed Transaction’s equity value) to Yahoo! if, among other things: (a) Yahoo! terminates the Merger Agreement as a result of the Board’s withdrawal or change of its recommendation of the Proposed Transaction; (b) the Board terminates the Merger Agreement to accept a superior proposal; or (c) if, prior to the expiration of the tender offer as a result of the failure of any condition or the termination of the offer without Yahoo! having purchased any tendered shares, a competing proposal is publicly disclosed and the Company enters into an agreement to consummate, or actually consummates, a competing proposal within 12 months after such expiration or termination.

39. In addition, in the Merger Agreement, the Board has granted Innsbruck an irrevocable option, exercisable after the acceptance of shares in the tender offer, to purchase newly issued shares of Company common stock at the tender offer price so as to acquire enough stock – i.e., one share more than 90% of the Company’s outstanding stock – to effect a short-form merger under Delaware law (the “Top-Up Option”). Consequently, assuming that the tender offer is successful and the conditions to its consummation are satisfied, Yahoo! can utilize the Top-Up Option to squeeze out those interclick shareholders who do not tender their shares in the Proposed Transaction – without the formality or obligation of having to convene a special meeting of interclick shareholders.

E.	The Company’s Board and Executives Are Incentivized To Support the Proposed Transaction

40. The Company’s Board and its executives are incentivized to support the Proposed Transaction. In fact, should the tender offer successfully close, the Board and interclick’s senior executive officers will receive approximately $35,313,032 in aggregate payments from the tender of their personally-held shares of interclick common stock, the redemption of vested yet unexpired and unexercised stock options whose exercise price is below the offer price, and the accelerated vesting and conversion of restricted shares for those who, with two exceptions, Yahoo! will not employ.

41. Indeed, the Proposed Transaction will constitute a change of control for the purposes of the employment agreements of: (i) Kaplan, interclick’s President and Chief Revenue Officer, who entered into an employment agreement with interclick on October 24, 2011, with Yahoo!’s input and approval; and (ii) Roger Clark (“Clark”), interclick’s Chief Financial Officer, who entered into a three-year employment agreement with interclick on August 7, 2009. As a result, Kaplan will receive a retention bonus of $650,000 and a payment of $618,750 in exchange for the accelerated vesting of 68,750 restricted shares, while Clark will receive a payment of $722,500 in exchange for the accelerated vesting of unvested stock options and restricted shares.

42. In fact, excluding the executive officers, the Board will receive aggregate cash benefits of $28,143,975, comprised of $12,597,975 in exchange for their tendered shares of interclick common stock, $12,643,500 in exchange for their vested options, and $2,902,500 in exchange for their accelerated shares of restricted stock. Further, for serving as members of the Special Committee, Wise and Hills will each receive a cash payment of $10,000, while Brauser, who serves as Co-Chairman of the Board and as Chairman of the Special Committee, will receive a cash payment of $15,000 and a further cash payment of $200,000 – purportedly in “recognition” of his efforts vis-à-vis the Proposed Transaction.

43. Additionally, certain interclick employees who Yahoo! has agreed to employ after the close of the Proposed Transaction will receive in the aggregate $4 million worth of restricted stock units on terms and conditions acceptable to Yahoo! Although these employees are purportedly not executive officers of interclick, these restricted stock units serve as a powerful incentive to those employees who, as interclick shareholders, would not otherwise have tendered their shares.

44. In exchange for these significant financial benefits (other than perhaps the restricted stock units allocable to non-executive employees of the Company), interclick’s Board and executive officers have entered into the Support Agreements, pursuant to which they have agreed to tender their personally-held shares to Yahoo! in connection with the Proposed Transaction.1 The Company has described the terms of the Support Agreements as follows:

[1]

Specifically, the following members of the Board and interclick executives are parties to the Support Agreements: director-defendants Brauser, Honig, Katz, Cotroneo, Cravatt, Hills, Mathews and Wise; and executives Roger Clark, A. Katz, Kaplan, Myers and Lynn.

Pursuant to each Support Agreement, each such Stockholder has agreed, among other things, to (i) tender the Shares beneficially owned by them in the Offer (other than any unvested restricted Shares) and (ii) support the Merger and the other transactions contemplated hereby, each on the terms and subject to the conditions set forth in the Support Agreements. Each Support Agreement will terminate automatically, without any notice or other action by any Person, upon the first to occur of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the effective time of the Merger, (iii) the date of any modification, waiver or amendment to the Merger Agreement or the terms of the Offer in a manner that reduces the amount of consideration payable to each Stockholder in connection therewith and (iv) the mutual written consent of the parties hereto.

45. According to the Company, Yahoo! had locked up the support of approximately 9% of interclick’s outstanding common stock through the Support Agreements as of the signing of the Merger Agreement on October 31, 2011, as follows:

An aggregate of 2,276,800 Shares (representing approximately 9.0% of the outstanding Shares, including restricted Shares) are subject to the Support Agreements, consisting of 1,455,510 Shares and vested restricted Shares (representing approximately 5.8% of the outstanding Shares, including restricted Shares) and 821,290 unvested restricted Shares, which are not subject to the tender obligation (representing approximately 3.3% of the outstanding Shares, including restricted Shares).

46. In the 14D-9, however, the Company disclosed that Yahoo! has actually locked up approximately 18.9% of interclick’s outstanding common stock through the Support Agreements, when taking into account the 2,489,875 shares of interclick common stock underlying stock options, as follows:

As of November 11, 2011, an aggregate of 4,766,675 shares of interclick common stock (representing approximately 18.9% of the outstanding shares of interclick common stock) are subject to the Tender and Support Agreements, consisting of 1,455,510 shares of interclick common stock (representing approximately 5.8% of the outstanding shares of interclick common stock), 821,290 Restricted Shares, which are not subject to the tender obligation (representing approximately 3.3% of the outstanding shares of interclick common stock), and 2,489,875 shares of interclick common stock underlying stock options (representing approximately 9.9% of the outstanding shares of interclick common stock).

47. Accordingly, the Proposed Transaction may not adequately value interclick’s shares or serve the best interests of the Company’s public shareholders, who will be cashed out if the Proposed Transaction closes. By contrast, the Company’s Board and senior executives, who have pledged their support for the Proposed Transaction and have agreed to tender their shares to Yahoo!, have secured for themselves benefits that are not equally shared with the Company’s shareholders. These benefits suggest that the Company insiders did not place the public shareholders’ interests above their own when negotiating the Proposed Transaction.

F.	The 14D-9 Does Not Disclose All Material Information to The Company’s Unaffiliated Public Shareholders

48. As detailed herein, in eliciting support of the Proposed Transaction, the Board failed to disclose all material information necessary to enable interclick’s shareholders to make an informed decision about whether to tender their shares in connection with the Proposed Transaction, as Delaware law requires. Specifically, the 14D-9 fails to disclose material information concerning: (i) the process resulting in the Proposed Transaction; (ii) the value and prospects of the Company, including details concerning Yahoo!’s business relationship with the Company and interclick’s financial projections; and (iii) the financial analyses conducted by LUMA and GCA, interclick’s financial advisors in connection with the Proposed Transaction, as well as information concerning their engagement and roles in the Proposed Transaction.

49. First, the 14D-9 fails to disclose all material information concerning the process resulting in the Proposed Transaction.

50. For example, the 14D-9 fails to disclose whether interclick’s legal advisors apprised the Board of its fiduciary duties in connection with a sale of the Company prior to October 2, 2011 – nearly four months after the process was already underway, according to the 14D-9. Nor does the 14D-9 provide a fair summary of the advice that the Company’s financial advisors provided to the

Board, which deprives interclick shareholders of the opportunity to decide for themselves whether the Board and its representatives engaged in an effective sales process. Thus, interclick shareholders cannot determine whether the Board was apprised of its fiduciary duties, or was even aware of the intrinsic value of the Company, when the Board (or Special Committee) directed the sales process and determined which price would be appropriate in a sale of interclick.

51. This information is material because the 14D-9 indicates that the Board, the Special Committee and the Company’s other representatives consistently concluded during the process that various prices were insufficient, but the reasoning or basis for each such conclusion is absent from the 14D-9, including in the following instances:

(a) On August 30, 2011, Katz advised Yahoo! that a proposed price of $7.50 per share “was not in the range he understood would be expected by the Special Projects Committee or the Board,” but the 14D-9 does not disclose how Katz derived this understanding – especially since he did not discuss it with the Special Committee until after receiving the expression of interest from Yahoo!.

(b) Moreover, when the members of the Special Committee later considered the matter, they purportedly concluded that the price was “materially lower” than what they had expected and “did not believe that the indicated value reflected the long-term value and prospects of interclick.” Incidentally, the Special Committee also concluded that it should hire a financial advisor to take over the day-to-day management of the process from LUMA.

(c) In addition, also on August 30, 2011, Brauser and Katz advised Yahoo! that its offer “did not reflect the long-term value of interclick and was not acceptable to interclick.”

(d) Subsequently, on September 8, 2011, the Special Committee instructed GCA that “the previously indicated value was not acceptable” and that “Yahoo! would need to increase its indicated value to a value that resulted in interclick stockholders receiving at least $9.00 per share of interclick common stock.” Later that day, GCA advised Yahoo! accordingly.

(e) On September 13, 2011, in response to an indication from Yahoo! that the “revised value [of its offer] might potentially be as high as $9.00 per share of interclick common stock[,]” the Special Committee concluded and instructed GCA to communicate that “Yahoo! would have to increase its valuation in order to continue the process . . .. .” On September 14, 2011, GCA purportedly advised Yahoo! to increase its offer “from $7.50 to at least $9.00 per share . . . .”

(f) On September 16, 2011, after receiving Yahoo!’s increased offer of $9.00 per share, the Special Committee instructed GCA “to request that Yahoo! [further] increase its indicated price per share.”

52. Without a reasonable basis to determine the adequacy of the various prices offered to acquire the Company, neither the Board nor the Special Committee could ultimately conclude that Yahoo!’s eventual offer of $9.00 per share is adequate. For the same reason, GCA could not have legitimately concluded that Yahoo!’s offer of $9.00 per share is fair, from a financial point of view, to interclick’s unaffiliated public shareholders. Accordingly, information concerning these views must be disclosed to enable interclick shareholders to make an informed decision about whether to tender their shares to Yahoo! in connection with the Proposed Transaction.

53. Moreover, while the 14D-9 alludes to the formation of the Special Committee, it does not disclose Wise’s connection to LUMA. As one of three members of the Board selected to serve on the Special Committee, however, Wise occupied a significant role in steering the sale of the Company and selecting the Company’s advisors. The disclosure of additional detail concerning the formation of the Special Committee is crucial to allowing interclick shareholders to understand the varying allegiances that its members had and whether the Board took such issues into account.

54. Further, the 14D-9 indicates that the acquisition of 5.5% of interclick’s common stock by Discovery Group I, LLC (“Discovery”), coupled with “a number of informal inquiries about possible strategic associations and potential acquisitions,” prompted the Company to evaluate its strategic alternatives. When Discovery later increased its stake to 9.3% of the Company’s common stock, the Company engaged in “discussions and meetings” with Discovery, pursuant to which Discovery confirmed it “was purchasing interclick common stock for investment purposes.” The 14D-9, however, does not disclose whether interclick advised Discovery that it had been pursuing a sale of the Company. Indeed, had interclick provided such inside information to Discovery, it would have allowed Discovery to capitalize on interclick’s depressed stock price with the understanding that the Company could sell itself well above Discovery’s aggregate purchase price. And, in fact, on November 1 and 2, 2011, immediately after the Proposed Transaction’s announcement, Discovery sold its entire position in interclick for at least $8.95 per share for aggregate proceeds exceeding $20,850,000 – a substantial profit, based on Discovery’s purchase prices.

55. Accordingly, the 14D-9 should disclose the substance of any discussions between interclick and Discovery so that interclick shareholders can assess whether the Company shared with Discovery any non-public information concerning its plans. This information is especially important to interclick’s public shareholders because it relates to the credibility of the Company’s Board and management, the adequacy of their disclosure, and the issue of whether all shareholders – including insiders and institutional investors – are being treated alike in connection with the Company’s sale.

56. Finally, it is unclear whether other potential acquirers were interested in retaining the Company’s management – or even how such suitors were selected for inclusion in the process.

57. Second, the 14D-9 fails to disclose all material information concerning the value and prospects of interclick, including additional details concerning Yahoo!’s business relationship with the Company and interclick’s financial projections.

58. Specifically, the 14D-9 fails to provide enough detail for interclick shareholders to understand the impact that Genome might have on the Company in the future, which would factor in their decision to tender their shares to Yahoo! or refuse to support the Proposed Transaction and instead remain shareholders. Moreover, the 14D-9 fails to meaningfully detail the material aspects of Yahoo!’s existing relationship with interclick, such that interclick’s shareholders could reasonably determine whether the Company could capitalize on its relationship with Yahoo! should it remain an independent entity. Indeed, since 2007, interclick has been a purchaser and reseller of Yahoo! advertising inventory.

59. The 14D-9 also fails to disclose the following information with respect to the limited financial projections disclosed therein: (i) EBIT (or depreciation and amortization, in view of the disclosure of EBITDA); (ii) taxes (or tax rate); (iii) capital expenditures; (iv) changes in working capital; and (v) stock-based compensation expense. Indeed, according to the 14D-9, “‘EBITDA’ is defined by interclick as operating income exclusive of interest, taxes, depreciation and amortization, including stock-based compensation, merger and related costs, and other income and expense of a non-operating nature.” “Enterprise value,” as that term is used in GCA’s analyses, defines EBITDA similarly. Thus, the EBITDA projections presented in the 14D-9 exclude depreciation, amortization and stock-based compensation, as well as the other figures referenced above.

60. Furthermore, it is unclear why the Company did not prepare longer-term projections, such as five-year projections, that could have allowed interclick shareholders to better gauge management’s reasonable expectation of the Company’s future financial performance. Because interclick shareholders will be cashed out in the Proposed Transaction, however, their ability to reasonably assess the Company’s potential future financial performance is of the utmost importance in deciding whether to tender their shares.

61. Third, the 14D-9 fails to disclose all material information concerning the analyses conducted by LUMA and GCA, interclick’s financial advisors, as well as information concerning the terms and circumstances of their engagement and the roles that they played, and the advice that they rendered, in connection with the Proposed Transaction.

62. Specifically, the 14D-9 fails to include a summary of any financial analyses that LUMA conducted or otherwise presented to the Board or the Special Committee while serving as interclick’s sole financial advisor. In fact, the only financial information that the 14D-9 discloses concerning LUMA is the $250,000 fee that it has received, as well as the additional $750,000 fee that it stands to receive if the Proposed Transaction closes. The Company’s shareholders are entitled to a fair summary of the analyses that LUMA performed (if any), especially since any such analyses presumably impacted the Board’s view of the value of the Company.

63. By contrast, the 14D-9 purports to summarize GCA’s financial analyses, but fails to disclose the following material information concerning them:

(a) With respect to the Comparable Company Analysis, the following individually observed multiples for each of the comparable public companies considered: (i) enterprise value / LTM EBITDA; (ii) enterprise value / estimated calendar year 2011 (“CY2011E”) EBITDA; (iii) enterprise value / estimated calendar year 2012 (“CY2012E”) EBITDA; (iv) enterprise value / CY2011E net income; and (v) enterprise value / CY2012E net income.

(b) With respect to the Comparable Transactions Analysis, the following individually observed multiples for each of the comparable precedent transactions considered: (i) enterprise value / LTM EBITDA; and (ii) enterprise value / NTM EBITDA.

(c) With respect to the Future Stock Price Analysis, an explanation of how GCA derived the range of 2012 EBITDA multiples (8.0x to 10.5x) and discount rates (12.0% to 15.0%).2

(d) With respect to the Securities Research Analysts’ Price Targets, a description of how many analysts’ estimates GCA considered, as well as the dates on which the observed price targets were issued.

64. Likewise, the Company’s shareholders are entitled to additional information about LUMA’s role in the Proposed Transaction, particularly since it appears that LUMA’s involvement in the process ceased shortly after the Board engaged it. In fact, the 14D-9 suggests that GCA did not work alongside LUMA, indicating that GCA “was made aware by interclick” – not LUMA – “of the level of interest expressed by the [potential acquirers] contacted by [LUMA] . . . .” Thus, it appears that the Company did not benefit from LUMA’s involvement. Nevertheless, as explained herein, LUMA has already received a $250,000 fee and stands to receive an additional $750,000 if the Proposed Transaction closes – notwithstanding the fact that its work is not disclosed in the 14D-9 and it may not have performed any services after GCA was hired. Information concerning the work that LUMA may have performed, and the role that it played, is material and necessary for interclick shareholders to understand that nature of the advice, if any, that the Board received.

65. Information concerning the Board’s reasons for hiring LUMA and, subsequently, GCA, is also material. The 14D-9 indicates that on July 1, 2011, interclick engaged LUMA to act as

[2]	Incidentally, the superscript next to “implied share value” in this analysis is incorrect and should reflect the number “1” as opposed to “2.”

its financial advisor in evaluating strategic alternatives and Yahoo!’s interest. Only two months later (on August 30, 2011), for reasons that are unclear, the Special Committee considered “whether interclick should retain an additional financial advisor to assist interclick in pursuing a higher indication of value from Yahoo! and also seeking, pursuing and evaluating any indications of interest from other potentially interested parties.”

66. The following day, on September 1, 2011, the Board considered hiring GCA “to act as the lead financial advisor to interclick” and approached LUMA about amending the terms of its engagement to, “among other things,” reduce its fee. interclick also held discussions with GCA and, on September 8, 2011, amended the terms of LUMA’s engagement and hired GCA. However, the 14D-9 indicates that the principal reason why interclick engaged LUMA in the first place is because of its “prior sell-side transaction experience working opposite Yahoo!.” The 14D-9 does not explain what changed between July 1, 2011 and August 30, 2011 that made the Board second-guess its decision to hire LUMA as the Company’s sole financial advisor, nor does it disclose whether LUMA previously performed or currently performs any services for Yahoo!.

67. Incidentally, this is not the first time that LUMA is reputed to have steered a company to Yahoo! while dispensing with a formal sales process. Indeed, according to James Beriker, CEO of Dapper, which LUMA represented in its October 2010 sale to Yahoo!’s October 2010, “LUMA originated the idea with the buyer [i.e., Yahoo!] which resulted in an excellent outcome without a formal sales process.” As LUMA confirmed: “LUMA Partners discussed various strategic options with Yahoo[!] and subsequently represented Dapper in the transaction.” And, as LUMA commented on the Proposed Transaction, the acquisition of interclick “is a smart move for Yahoo! as they will leverage this platform to improve yield for their premium class II inventory and deliver stronger ROI to advertisers.”

68. In view of the vague explanation in the 14D-9 concerning LUMA’s engagement and brief tenure as “lead” financial advisor for the Company and the whirlwind hiring of GCA to replace it, interclick’s shareholders are also entitled to know whether LUMA engaged in the same steering tactic with Yahoo! that it engaged in with Dapper. This information is significant because, as noted, LUMA has received and will receive compensation for work that might not have furthered the best interests of interclick’s public shareholders in connection with a sale of interclick.

69. Moreover, the materiality of this information is heightened by extensive connections between Wise and the other members of LUMA’s advisory board and Yahoo!, as follows: (i) Wise, a member of the Board and Special Committee who formerly worked at Yahoo! (alongside Myers and Lynn), is a member of LUMA’s advisory board and LUMA recently advised Donovan Data Systems on its proposed merger with MediaBank, where Wise serves as CEO; (ii) David Kenny, former President of Akamai Technologies and a member of LUMA’s advisory board, serves as a member of Yahoo!’s board of directors and, until November 2011, was considered as a possible candidate for the CEO position at Yahoo!; (iii) John Miller, Chief Digital Officer, News Corporation, is a member of LUMA’s advisory board who sought appointment to Yahoo!’s board of directors, and attempted to take over Yahoo!, in late-2008; and (iv) Michael Kassan, CEO of Medialink and a member of LUMA’s advisory board, served as an advisor to 5to1 Holding Corp. when Yahoo! acquired it in May 2011 and was instrumental in orchestrating support for the search deal between Yahoo! and Microsoft.

70. At the same time, the 14D-9 fails to disclose how the Board selected GCA to replace LUMA as interclick’s principal financial advisor. However, GCA and LUMA have a material yet undisclosed connection: Terence Kawaja, LUMA’s founder and CEO, served as co-head of Digital

Media at GCA. Thus, it is possible that LUMA, with Wise’s assistance, steered interclick to GCA, which, in turn, steered the Company to Yahoo!.

71. Finally, the 14D-9 fails to disclose whether LUMA or GCA will receive a fee in connection with any transaction involving the Company other than the Proposed Transaction. The issue of whether the Company’s financial advisors stand to receive compensation in connection with an alternate deal is material, however, because it directly bears on the advisors’ incentives. Further, the disclosure of this information would allow interclick’s public shareholders to determine for themselves what degree of weight to attribute to GCA’s purported “opinion” that the consideration offered to shareholders in the Proposed Transaction is fair from a financial point of view to them, and, more generally, the advice that LUMA and GCA rendered to the Company. Indeed, if LUMA and GCA had no prospect of receiving a fee in any other deal, their incentive to seek out an alternate deal would be significantly reduced.

72. If the Board fails to remedy these disclosure deficiencies sufficiently in advance of the expiration of the tender offer, the Company’s public shareholders will be irreparably harmed and will be unable to make an informed decision about whether to tender their shares. And, because appraisal rights are not available in connection with the tender offer, interclick shareholders cannot petition a court to determine the fair value of their shares.

THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

73. In accordance with their duties of loyalty and care, the Individual Defendants, as directors and/or officers of interclick, are obligated to refrain from participating in any transaction in which their loyalties are divided or in which they receive or are entitled to receive a personal financial benefit not equally shared by the public shareholders of the Company. In addition, by virtue of their positions, the Individual Defendants are in possession of non-public information concerning the financial condition and prospects of interclick, including the true value of interclick and its assets, which they have not disclosed to the Company’s public shareholders.

74. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the sale of interclick to Yahoo!, violated their fiduciary duties to the public shareholders of interclick insofar as they stood on both sides of the transaction and engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits, not shared equally by such public shareholders.

75. Because the Individual Defendants have breached their duties of loyalty, good faith and independence in connection with the sale of interclick, the burden of proving the inherent or entire fairness of the Proposed Transaction, including all aspects of its negotiation, structure and pricing, is placed upon the Individual Defendants as a matter of law.

76. Accordingly, the Individual Defendants must, as their fiduciary obligations require:

•	Act independently to protect the interests of the public shareholders;

•

Ensure that no conflicts of interest exist between insiders’ interests and the interests of the unaffiliated public shareholders, and ensure that any such conflict is resolved in favor of the shareholders; and

•	Fully and fairly disclose all material information to the unaffiliated public shareholders.

CLASS ACTION ALLEGATIONS

77. Plaintiff brings this action as a class action pursuant to New York Civil Practice Law and Rules §§ 901, et seq., individually and on behalf of the public shareholders of the Company, who are being and will be harmed by Defendants’ actions (the “Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of Defendants, including any entity in which any of them have or had a controlling interest.

78. This action is properly maintainable as a class action because:

(a) The Class is so numerous that joinder of all members is impracticable, because there are hundreds, if not thousands, of interclick shareholders who are geographically dispersed throughout the U.S. Indeed, as of November 11, 2011, there were 25,260,987 shares of interclick common stock issued and outstanding;

(b) There are questions of law and fact which are common to the Class, including: whether any of the Individual Defendants have breached their fiduciary duties to interclick’s public shareholders; and whether Plaintiff and the other Class members would be irreparably damaged if Defendants are not enjoined;

(c) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature, and Plaintiff’s claims are typical of the claims of the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class;

(d) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests; and

(e) Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

FIRST CAUSE OF ACTION

Breach of Fiduciary Duty Against the Individual Defendants

79. Plaintiff incorporates each allegation set forth above as if fully set forth herein.

80. As detailed herein, the Individual Defendants have agreed to sell the Company to Yahoo! for inadequate consideration, while agreeing to onerous deal protections that favor Yahoo! and placing the interests of Company insiders ahead of the interests of the public shareholders.

81. In addition, the Individual Defendants have failed to disclose all material information necessary to enable the Company’s unaffiliated public shareholders to make an informed decision about whether to tender their shares of interclick common stock to Yahoo! in connection with the Proposed Transaction.

82. By virtue of the foregoing, the Individual Defendants have breached the fiduciary duties they owe to interclick’s unaffiliated public shareholders and, unless the Proposed Transaction is enjoined, the Individual Defendants will continue to breach such duties – to the irreparable harm of Plaintiff and the Class.

83. Accordingly, Plaintiff and the Class have no adequate remedy at law.

WHEREFORE, Plaintiff prays for judgment and relief as follows:

A. Declaring that this action is properly maintainable as a class action, certifying Plaintiff as Class representative and certifying Plaintiff’s counsel as Class counsel;

B. Rescinding and invalidating the Merger Agreement and any other agreements that Defendants entered into in connection with, or in furtherance of, the Proposed Transaction;

C. Enjoining Defendants and all persons acting in concert with them from consummating the Proposed Transaction, unless and until the Individual Defendants properly discharge their fiduciary duties;

D. Awarding Plaintiff the costs and disbursements of this action, including a reasonable allowance for attorneys’ and experts’ fees; and

E. Granting such other and further equitable relief as this Court deems just and proper.

JURY TRIAL DEMAND

Plaintiff demands a trial by jury on all claims and issues so triable.

DATED: November 16, 2011	ROBBINS GELLER RUDMAN & DOWD LLP
SAMUEL H. RUDMAN
JOSEPH RUSSELLO
ANDREA Y. LEE

/s/ Samuel H. Rudman
SAMUEL H. RUDMAN

58 South Service Road, Suite 200 Melville, NY 11747 Telephone: 631/367-7100 631/367-1173 (fax)

Attorneys for Plaintiff

RYAN & MANISKAS, LLP KATHARINE M. RYAN RICHARD A. MANISKAS
995 Old Eagle School Road, Suite 311 Wayne, PA 19087 Telephone: 877/316-3218 484/450-2582 (fax)

Additional Counsel for Plaintiff